sembcorp

RECEIVED

2009 MAY 18 A 2:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

24 April 2009

[redacted]

09046161

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

**Sembcorp Industries Ltd**
**Rule 12g3-2(b) file No. 825109**

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

5/18

C:jesstan/SgxnetAnn/SECltr

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| Miscellaneous |
|---|
| * Asterisks denote mandatory information |

| | |
|---|---|
| Name of Announcer * | SEMBCORP INDUSTRIES LTD |
| Company Registration No. | 199802418D |
| Announcement submitted on behalf of | SEMBCORP INDUSTRIES LTD |
| Announcement is submitted with respect to * | SEMBCORP INDUSTRIES LTD |
| Announcement is submitted by * | Kwong Sook May |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 23-Apr-2009 18:00:51 |
| Announcement No. | 00099 |

| >> Announcement Details |
|---|
| The details of the announcement start here ... |

Announcement Title * NOTICE OF DIRECTOR'S INTEREST IN SECURITIES

Description

Particulars of Director's interest in the Fixed Rate Notes Due 2014 ("FRN") issued under the Medium Term Note Programme of Sembcorp Financial Services Pte Ltd, a related company of Sembcorp Industries Ltd:-

Name of Director : Tang Kin Fei

Date of Change : 21 April 2009

Principal Amount of FRN held before change : NIL

Principal Amount of FRN purchased : 500,000

Principal Amount of FRN held after change : 500,000

Consideration : S$500,000.00

Nature of change : Subscription of FRN under the Meditum Term Note Programme of Sembcorp Financial Services Pte Ltd

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| **Miscellaneous** |
| --- |
| * Asterisks denote mandatory information |

| | |
| --- | --- |
| Name of Announcer * | SEMBCORP INDUSTRIES LTD |
| Company Registration No. | 199802418D |
| Announcement submitted on behalf of | SEMBCORP INDUSTRIES LTD |
| Announcement is submitted with respect to * | SEMBCORP INDUSTRIES LTD |
| Announcement is submitted by * | Kwong Sook May |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 20-Apr-2009 14:49:45 |
| Announcement No. | 00039 |

| **>> Announcement Details** |
| --- |
| The details of the announcement start here ... |

Announcement Title *

RESOLUTIONS PASSED BY SHAREHOLDERS AT SEMBCORP INDUSTRIES' ELEVENTH ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING

Description

RESOLUTIONS PASSED BY SHAREHOLDERS AT SEMBCORP INDUSTRIES' ELEVENTH ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING

Pursuant to Rule 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries wishes to announce that at the Eleventh Annual General Meeting and Extraordinary General Meeting of the Company ("the Meetings") held on April 20, 2009, the proposed resolutions as set out in the Notices of the Meetings were duly passed, without any modification.

BY ORDER OF THE BOARD

Kwong Sook May
Company Secretary

April 20, 2009

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**SEMBCORP INDUSTRIES LTD**
**(Registration No: 199802418D)**

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

| | | | |
|---|---|---|---|
| a) | Date of the sale, transfer, cancellation and/or use: | 17 April 2009 | |
| b) | Purpose of such sale, transfer, cancellation and/or use: | Executives' Shares Option Plan | |
| c) | Number of treasury shares sold, transferred, cancelled and/or used: | 413,685 | |
| d) | Number of treasury shares before and after such sale, transfer, cancellation and/or use: | Before change | 6,532,648 |
| | | After change | 6,118,963 |
| e) | Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use: | Before change | 0.37% |
| | | After change | 0.34% |
| f) | Value of the treasury shares if they are used for a sale or transfer, or cancelled: | S$1,714,954.33 | |

Kwong Sook May
Company Secretary

April 17, 2009